March 1, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Molina Healthcare, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 8, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed October 28, 2011

File No. 001-31719

Dear Mr. Rosenberg:

On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the supplemental comment letter to the Company dated February 23, 2012 from the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.

Below we have listed your comments for ease of reference and our responses to those comments. The numbers of the paragraphs below correspond to the numbers of the comments contained in the Commission’s letter:

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies

Deferral of Service Revenue and Cost of Service Revenue — Molina Medicaid Solutions

Segment, page 59

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

March 1, 2012

Comment:

1.        Based on your response to comment two in your December 16, 2011 letter you stated that you recognize all revenue over the term that the last services are performed. Please clarify your proposed policy in your February 6, 2012 letter which states that you recognize revenue associated with such contracts over the period commencing with the last services delivered. The reference to the last services delivered appears to imply that revenue is not recognized until all services have been delivered, which does not appear to be the case.

Response:

In our comment response letter dated February 6, 2012, we included the following in our proposed disclosure relating to our MMS arrangements:

We recognize revenue associated with such contracts over the period commencing with the last services delivered (BPO, hosting, and support and maintenance services).

What we mean by this disclosure is that revenue recognition begins when the last service elements (BPO, hosting, and support and maintenance services) commence, and such revenue is recorded throughout the period that these services are provided. We will revise our disclosure to clarify this point as shown in our proposed revised disclosure in response to comment two below.

Comment:

2.        You state in your response to comment one that you cannot determine a pattern of performance and thus you do not use the proportional performance method to recognize your revenue. Please clarify in your proposed revenue recognition policy what methodology you use to recognize your revenue and clarify why that methodology is appropriate. Also, please clarify if your methodology for recognizing deferred costs is consistent with your methodology for recognizing revenue.

Response:

As noted in our response to comment one above, we will clarify our disclosure to clearly indicate that revenue is recognized throughout the period over which the last services in our arrangements (BPO, hosting, and support and maintenance services) are provided. Further, we will clarify that such revenue is recorded on a straight-line basis, as are the related deferred service costs. Below we have provided the relevant sections of the

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

March 1, 2012

disclosure proposed in our February 6, 2012 comment response letter for “Service Revenue and Cost of Service Revenue – Molina Medicaid Solutions Segment”. The disclosure is marked for changes to show the clarifications referenced above:

Because we have determined the services provided under our Molina Medicaid Solutions contracts represent a single unit of accounting, and because we are unable to determine a pattern of performance of services during the contract period, we recognize revenue associated with such contracts on a straight-line basis over the period during which ~~commencing with the last services delivered (~~BPO, hosting, and support and maintenance services are delivered~~)~~.

.    .    .    .

Costs associated with our Molina Medicaid Solutions contracts include software related costs and other costs. With respect to software related costs, we apply the guidance for internal-use software and capitalize external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs associated with employees who are directly associated with and who devote time to the computer software project. With respect to all other direct costs, such costs are expensed as incurred, unless corresponding revenue is being deferred. If revenue is being deferred, direct costs relating to delivered service elements are deferred as well and are recognized on a straight-line basis over the period of revenue recognition, in a manner consistent with our recognition of revenue that has been deferred. Such direct costs can include:

•	Transaction processing costs

•	Employee costs incurred in performing transaction services

•	Vendor costs incurred in performing transaction services

•	Costs incurred in performing required monitoring of and reporting on contract performance

•	Costs incurred in maintaining and processing member and provider eligibility

•	Costs incurred in communicating with members and providers.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

March 1, 2012

Comment:

3.        Please confirm that you will conform disclosures concerning revenue recognition in the notes to your consolidated financial statements in future periodic reports to be consistent with your proposed disclosures in Critical Accounting Policies.

Response:

We confirm that the Company will conform revenue recognition disclosures in the notes to our consolidated financial statements to be consistent with our revenue recognition disclosures included in Critical Accounting Policies in all future periodic reports.

Acknowledgement:

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration. If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (562) 435 3666, ext. 111566, or Jeff D. Barlow, the Company’s General Counsel, at (916) 646 9193, ext. 114663.

Respectfully submitted,

/s/ Joseph W. White

Joseph W. White

Chief Accounting Officer

cc:	James Peklenk, SEC Staff Accountant

Mary Mast, SEC Senior Accountant

Charles Z. Fedak, Audit Committee Chairman

J. Mario Molina, Chief Executive Officer

John C. Molina, Chief Financial Officer

Jeff D. Barlow, General Counsel

Margo Wright, Vice President Reporting and Audit

Burt Park, Associate General Counsel